ENDAVA ANNOUNCES NEW MEMBER OF BOARD OF DIRECTORS

London, UK (October 31, 2022) – Endava plc (NYSE: DAVA), a leading next-generation technology service provider, announced today the appointment of Kathryn Hollister to its Board of Directors.

Ms. Hollister has served as a member of the board of directors of Clear Secure, Inc. and as a member of the board’s audit and compensation committees since June 2021. From March 2021 to May 2022, Ms. Hollister served as a member of the board of directors of First Solar, Inc. and as a member of the board’s audit and compensation committees. Ms. Hollister was an active partner at Deloitte for over 25 years until September 2020, where she served as the Chief Strategy Officer of Deloitte Global Tax and Legal practice from 2015 until 2019 and in a variety of leadership roles, including Chief Strategy Officer of Deloitte Tax LLP (USA), managing partner of the U.S. Business Tax Service line, and served both public and private clients. Ms. Hollister was a member of the Board of Directors of Deloitte U.S. from 2008 to 2015 and of Deloitte’s Global Board of Directors from 2010 to 2015. In the community, Ms. Hollister served multiple academic and charitable organizations and currently serves on the boards of trustees of Duke University, University of Cincinnati Health Foundation, and the Cincinnati Museum Center. A lawyer (licensed, registered inactive, in State of Ohio) and a certified public accountant (licensed, active in the State of Ohio), Ms. Hollister holds a B.A. from Duke University and a J.D. from the University of Cincinnati College of Law.

“I am pleased to announce Ms. Hollister’s nomination to Endava’s Board of Directors. We believe that her deep financial, accounting and taxation expertise combined with her knowledge of tech and professional services companies will be invaluable as Endava continues to expand its international footprint,” said Trevor Smith, Chairman of the Board of Endava.

“I am excited to join the board of Endava, one of the leading next-generation technology services providers. I look forward to working with the management team to help Endava achieve its global ambitions,” said Ms. Hollister.

ABOUT ENDAVA PLC:
Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of June 30, 2022, 11,853 Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery centres in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia and Uruguay.